TLC Vision Corporation
16305 Swingley Ridge Rd., Ste. 300
Chesterfield, MO 63017

July 7, 2006
Jim B. Rosenberg
Senior Assistant Chief Accountant
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Dear Mr. Rosenberg:
Thank you for your comment letter dated June 13, 2006. Please find below our responses to your comments:
Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 33
Year Ended December 31, 2005 Compared to the Year Ended December 31, 2004, page 35
1.	Please explain to us the relevance of including the procedures performed information from an unconsolidated subsidiary LECC in your discussion of consolidated procedures performed for these periods as the inclusion of this information would not appear to be a reason for the change in your overall revenues.
Prior to January 1, 2004, the Company consolidated the financial results of LECC because of its controlling financial interest. On January 1, 2004, the Company sold approximately 24% of LECC reducing its ownership to 30%. Effective January 1, 2004, the Company deconsolidated LECC and began reporting its interest in LECC under the equity method of accounting because it no longer owns a controlling financial interest in the entity. In order to maintain comparability with 2003 procedure information, the Company included LECC procedures in its disclosure of 2004 procedure information. The Company continued to include LECC procedures in its disclosure of 2005 procedure information because management believes this information provides better clarity into the total volume performed under the TLC brand name, and provides a more complete view of the scope of the Company’s operations. The disclosure allows for comparable procedure trends dating back to periods in which LECC was consolidated and provides financial statement readers with procedure data in which the Company has a financial interest. However, the Company recognizes that changes in its revenues are no longer impacted by LECC procedures. As such, the Company’s future filings will disclose procedures from consolidated entities when discussing changes in revenues. In order to provide a complete view of the total volume performed under the TLC brand name, the Company will disclose the two separate components of total TLC branded procedures, consolidated entities and LECC, as part of its operating data disclosures (Item 6 – Selected Financial Data).
Consolidated Statements of Operations, page 44
2.	If cost of revenues excludes depreciation and amortization such as amortization of intangibles, disclosure must be made on the face of your statement of operations of this exclusion. Please refer to SAB Topic 11.B. Similar disclosure should be made elsewhere in the filing where you discuss cost of revenue and gross profit.
SAB Topic 11.B states, “If cost of sales or operating expenses exclude charges for depreciation, depletion and amortization of property, plant and equipment, the description of the line item should read

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somewhat as follows: ‘Cost of goods sold (exclusive of items shown separately below)’ or ‘Cost of goods sold (exclusive of depreciation shown separately below).’” As disclosed in the MD&A on page 33 and in footnote 2 on page 51, cost of revenues includes depreciation of property, plant and equipment that is used in the sales process. However, amortization of the Company’s intangibles is not included in cost of revenues. Beginning with the filing of our financial statements for the period ending June 30, 2006, the Company will disclose this exclusion on the face of its statements of operations and elsewhere in the filing where cost of revenues and gross profit are discussed.
2.	Summary of Significant Accounting Policies, page 48
Medical Malpractice Accruals, page 49
3.	Please provide to us in disclosure type format the amount of these accruals at each balance sheet date presented.
As of December 31, 2005 and 2004, the short-term reserves were approximately $1.4 million and $1.3 million, respectively, and the long-term reserves were approximately $1.3 million and $1.5 million, respectively.
The Company will continue to monitor the levels of these reserves and disclose them if material.
3.	Acquisitions, page 53

4.	Please provide to us in disclosure type format a purchase price allocation related to the acquisitions of TruVision and Millennium Laser Eye in accordance with paragraph 51.e. of FAS 141, including specifically the amounts allocated to goodwill and other intangibles. Also tell us why you do not include pro forma financial information in accordance with paragraph 54 of FAS 141.
On November 8, 2005, the Company acquired TruVision for $17.4 million in cash and 3,913 shares of company common stock valued at approximately $24,000, coupled with a three-year earn out. In addition, the Company assumed certain liabilities and incurred transaction costs of $0.2 million. TruVision is a managed care contractor to health plan members and large corporations across 44 states. TruVision’s services enable insurance health plans and large corporations to offer LASIK vision surgery to their members at a reduced price. The following reflects the assets and liabilities acquired by the Company in the TruVision acquisition:

Current assets	$1,030
Investments and other assets	20
Goodwill	12,871
Other intangible assets	3,370
Fixed assets	1,046

Total assets acquired	$18,337

Current liabilities	727
Long-term liabilities	9

Total liabilities assumed	736

Net assets acquired	$17,601

The Company engaged an independent appraiser to assist in the valuation of acquired intangible assets. Intangible assets consist of a $3.3 million “Customer Relationship” asset which will be amortized over 12 years and a $30,000 “Non-Compete Contract” asset which will be amortized over three years.
On July 1, 2005, the Company acquired a 100% interest in Millennium Laser Eye (“Millennium”) for $6.1 million in cash plus the assumption of certain liabilities. Millennium provides refractive surgery services in the Washington, D.C. area. The following reflects the assets and liabilities acquired by the Company in the Millennium acquisition:

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Current assets	$40
Goodwill	5,721
Other intangible assets	710
Fixed assets	445

Total assets acquired	$6,916

Current liabilities	846

Net assets acquired	$6,070

The Company engaged an independent appraiser to assist in the valuation of acquired intangible assets. Intangible assets consist of a $0.6 million “Tradename” asset which will be amortized over 20 years and a $0.1 million “Non-Compete Contract” asset which will be amortized over 18 months.
The Company did not include pro forma financial information as described in paragraph 54 of SFAS No. 141 because the results of operations of TruVision and Millennium are immaterial for all periods presented. TruVision’s total revenues for the period from January 1, 2005 through November 8, 2005 and for the years ended December 31, 2004 and 2003 were $4.8 million, $4.3 million and $3.0 million, respectively. For each respective period, TruVision’s total revenues represented less than 2% of the Company’s total reported revenues. TruVision’s net income for the period from January 1, 2005 through November 8, 2005 and for the years ended December 31, 2004 and 2003 was $0.8 million, $0.8 million and $0.5 million, respectively, and represented approximately $0.01 per diluted share for each respective period.
Millennium’s total revenues for the period from January 1, 2005 through July 1, 2005 and the years ended December 31, 2004 and 2003 were $2.4 million, $4.1 million and $2.6 million, respectively. For each respective period, Millennium’s total revenues represented less than 2% of the Company’s total reported revenues. Millennium’s net income (loss) for the period from January 1, 2005 through July 1, 2005 and for the years ended December 31, 2004 and 2003 was $0.1 million, ($0.1) million and ($0.3) million, respectively, and represented less than $0.01 per diluted share for each respective period.
15. Income Taxes, page 60
5.	Please provide to us a materiality analysis that addresses the guidance in SAB 99 related to your decision to not restate the prior period information for the error found in your income tax calculation. Provide this analysis not only for the period ended December 31, 2004, but also for the impact on the period ended December 31, 2005.
During the fourth quarter of 2005, the Company initiated a review of the availability of its U.S. net operating loss carryforwards. It was determined that the availability of a significant portion of the carryforwards will be limited due to Internal Revenue Code (“IRC”) Section 382 limitations. As a result of this determination, the Company calculated that it should have recorded $1.2 million of additional income tax expense for the year ended December 31, 2004 due to the nature of the net operating loss carryforwards that were utilized in that year for financial reporting purposes. In 2004, the Company recognized approximately $1.2 million of income tax benefit that should have been recorded as a reduction to goodwill. Due to its immateriality to the operating results of 2004, the Company has corrected the error in 2005.
Management evaluated quantitative and qualitative factors in deciding how to record this error:
•	Quantitative: In addition to the guidance in SAB 99, the Company considered paragraph 29 of APB 28 Interim Financial Reporting, which states, “in determining materiality for the purpose of reporting the cumulative effect of an accounting change or correction of an error, amounts should be related to the estimated income for the full fiscal year and also to the effect on the trend of earnings. Changes that are material with respect to an interim period but not material with respect to the estimated income for the full fiscal year or to the trend of earnings should be separately disclosed in the interim period.” Based on this guidance, the Company considered

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the impact of the error on earnings for the years ended December 31, 2004 and 2005. The Company reported $43.7 million in net income in 2004, or $0.61 per diluted share. The $1.2 million adjustment represents less than 3% of net income, or less than $0.02 per diluted share. The Company reported $6.9 million of net income in 2005, or $0.10 per diluted share. The $1.2 million adjustment represents an understatement of approximately 18% of net income, but less than $0.02 per diluted share. Net income in 2005 has been reduced though, by $7.8 million of losses from the Company’s AMD segment. The AMD results have only been consolidated since December 2004, and it is not considered a core operation of the business as supported by the Company always publicly discussing its results with and without AMD. Furthermore, as of the filing of the 10-K, the Company had the intention of selling a portion of its equity interest during the 2nd quarter 2006 such that the Company would no longer be required to consolidate the AMD results, and in addition, was considering selling all of its interest within 12 to 18 months. The adjustment represents an understatement of 8% of net income excluding these losses.
•	Qualitative: In accordance with SAB 99, the Company also evaluated qualitative factors in determining the materiality of the adjustment in relation to the 2004 and 2005 financial statements. The Company does not believe that the $1.2 million income tax adjustment materially changes earnings or any other significant trends. The Company’s earnings have historically been volatile. The Company recognized net losses from 1996 through 2003, but net income in 2004 and 2005. Due to its volatility, the users of the Company’s financial statements have been more focused on operating income and cash flows from operations. Management believes that the users of the financial statements consider the adjustment insignificant because it is a non-cash item and has no impact on operating income. Similarly, the Company considered that the adjustment does not materially change Company performance vs. analyst’s estimates, management compensation levels, or loan covenant compliance in either year. These qualitative factors led the Company to determine that the impact of the error was immaterial to the 2004 and 2005 financial statements and that a reasonable user of its financial statements would determine the error to be not material as well.
As a result of these quantitative and qualitative factors, the Company believes this error was immaterial to the 2004 and 2005 financial statements and has recorded and separately disclosed the $1.2 million adjustment in the fourth quarter of 2005, the period in which the error was detected.
6.	Please explain to us why you feel that it is appropriate to include a valuation allowance against all of your deferred tax assets in light of the strong operating performance for these past two years and into the first quarter of the current year.
The Company considered the following items when evaluating the likelihood of realizing its deferred tax assets:
a. Even though the Company recognized net income for the years ended December 31, 2004 and 2005, its net income declined each quarter since March 31, 2005, and the Company incurred a net loss for the fourth quarter of 2005. This trend of decreasing income suggests that the Company may not be able to sustain its profitability and realize its deferred tax assets. Additionally, the Company considered that the level of profitability realized in 2004 was in part due to the non-operating gain on the sale of OccuLogix stock, which accounted for nearly 60% of its net income in 2004.
b. The Company also considered the uncertainty surrounding its business as it begins to enter a new segment within the refractive market, the value-priced segment. While the Company believes its strategy of entering the value-priced segment can be successfully implemented, it will incur significant start-up costs for a period of time. Additionally, there is uncertainty in the refractive market and specifically the premium-priced segment that the Company has historically targeted. Over the past year and into the first quarter of 2006, the Company has continued to experience declines in same store procedure volumes. This adverse trend places uncertainty on the Company’s ability to sustain its profitability and realize benefits from its deferred tax assets.

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Based on the uncertainties described above, the Company determined that a full valuation allowance was appropriate as of December 31, 2005. The Company will continue to evaluate the likelihood of realizing its deferred tax assets and adjust the valuation allowances as new information becomes available.
7.	In the last paragraph of this note on page 62 you include a discussion of certain tax accruals related to various tax contingencies. Please tell us the nature and the amount recorded as of each balance sheet date presented related to these tax contingencies.
As of December 31, 2005 and 2004, the Company had tax contingency accruals of $1.5 million and $1.0 million, respectively. Approximately $0.8 million of the accrual at December 31, 2005 relates to the potential disallowance of net operating loss carryforwards recognized on state income tax filings. The contingency accruals at December 31, 2005 and 2004 include $0.5 million related to uncertainty of including a majority owned subsidiary in the Company’s consolidated tax filing and offsetting its taxable income by utilizing net operating loss carryforwards of the consolidated group. Also included in the accruals at December 31, 2005 and 2004 is $0.2 million for transfer pricing exposure between the Company’s U.S. and Canadian entities. The remaining $0.3 million of the accrual at December 31, 2004 relates to various other tax contingencies.
22. Quarterly Financial Data (Unaudited), page 67
8.	Please explain to us why you did not include the fourth quarter for the current fiscal year or tell us where you included this information required by Form 10-K. Also include a discussion in disclosure type format explaining the reason for the fourth quarter net loss. Refer to Item 302(a) of Regulation S-K.
The Company included results for the three months ended December 31, 2005 in footnote 22. Results for the fourth quarter only have one column of income statement information versus two columns for the first three quarters of 2005 which were restated to properly reflect income taxes.
The net loss for the three months ended December 31, 2005 includes $1.2 million of income tax expense related to 2004 as discussed in footnote 15 and $1.6 million of adjustments (after minority interests) related to OccuLogix’s preliminary analysis of the data from its clinical trial as discussed in footnote 21. A significant contributor to the Company’s net loss for the three months ended December 31, 2005 was the results of its AMD segment. Including the $1.6 million of adjustments discussed above, the Company’s AMD segment (primarily represented by its ownership interest in OccuLogix) recognized a net loss of $3.4 million (after minority interests) for the three months ended December 31, 2005. The net loss by the AMD segment is primarily a result of costs incurred related to OccuLogix’s efforts to receive FDA approval for its RHEO System.
Please do not hesitate to contact the undersigned should you have any further questions or comments.
Sincerely,
/s/ Steven P. Rasche
Steven P. Rasche
Chief Financial Officer